Exhibit 99.1

Press Release

Eltek Reports 2020 First Quarter Financial Results

•	Revenues of $9.2 million in the first quarter of 2020 compared to $8.7 million in the first quarter of 2019
•	Gross profit of $1.8 million in the first quarter of 2020 compared to $1.5 million in the first quarter of 2019
•	Net profit of $541,000 in the first quarter of 2020 compared to net profit of $242,000 in the first quarter of 2019

PETACH-TIKVA, Israel, June 2, 2020 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended March 31, 2020.

Mr. Eli Yaffe, Chief Executive Officer, commented: "We are gratified that despite the global Covid-19 related challenges encountered in the first quarter we were able to continue the growth and profitability we achieved in 2019.  During this year, we plan to significantly increase our investment in new equipment and the expansion of our facilities and infrastructure, in order to support our continued growth, despite the impact of the Covid-19 pandemic.”

“We are operating in a challenging business environment and making the necessary adjustments to increase operating efficiencies, improve customer satisfaction, increase revenues and reach sustained profitability” concluded Mr. Yaffe.

Highlights of the First Quarter of 2020 compared to the First Quarter of 2019

•	Revenues for the first quarter of 2020 were $9.2 million compared to revenues of $8.7 million in the first quarter of 2019;
•	Gross profit increased from $1.5 million (17.6% of revenues) in the first quarter of 2019 to $1.8 (19.7% of revenues) in the first quarter of 2020;
•	Operating profit was $612,000 as compared to an operating profit of $433,000 in the first quarter of 2019;
•	Net profit was $541,000, or $0.12 per fully diluted share compared to a net profit of $242,000, or $0.12 per fully diluted share, in the first quarter of 2019;
•	EBITDA was a $1.0 million (11.0% of revenues) compared to EBITDA of $811,000 (9.3% of revenues) in the first quarter of 2019;
•	Net cash provided by operating activities amounted to $1.5 million compared to net cash provided by operating activities of $1.6 million in the first quarter of 2019.
Conference Call
Today, Tuesday, June 2, 2020, at 8:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-668-9141
Israel:	03-9180609
International:	+972-3-9180609

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023
(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2020	2019

Revenues	9,157	8,735
Costs of revenues	(7,354)	(7,196)

Gross profit	1,803	1,539

Selling, general and administrative expenses	(1,189)	(1,106)

R&D expenses, net	(2)	-

Operating profit	612	433

Financial expenses, net	(55)	(184)
Other income, net	(1)	6

Profit before income tax	556	255

Tax expenses	(15)	(13)

Net Profit	541	242

Earnings per share

Basic and diluted net profit per ordinary share	0.12	0.12

Weighted average number of ordinary shares
used to compute basic and diluted net profit per
ordinary share (in thousands)	4,380	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,	December 31,
	2020	2019
Assets

Current assets
Cash and cash equivalents	2,214	1,628
Receivables: Trade, net of provision for doubtful accounts	7,379	7,480
Other	164	145
Inventories	3,404	3,735
Prepaid expenses	354	530

Total current assets	13,515	13,518

Long term assets
Severance pay fund	58	60
Operating lease right of use assets	2,140	2,490
Total long term assets	2,198	2,550

Fixed assets, less accumulated depreciation	6,506	6,761

Total Assets	22,219	22,829

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	1,589	2,120
Short-term credit from related party	3,366	3,472
Accounts payable: Trade	4,277	4,673
Other	3,533	3,118
Short-term operating lease liabilities	1,091	1,383

Total current liabilities	13,856	14,766

Long-term liabilities
Long term debt, excluding current maturities	340	387
Employee severance benefits	275	268
Deferred tax liabilities	49	45
Long-term operating lease liabilities	1,033	1,094

Total long-term liabilities	1,697	1,794

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 4,380,268	3,964	3,964
Additional paid-in capital	18,583	18,583
Cumulative foreign currency translation adjustments	2,310	2,479
Capital reserve	989	963
Accumulated deficit	(19,180)	(19,720)
Shareholders' equity	6,666	6,269
Total liabilities and shareholders' equity	22,219	22,829

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2020	2019

GAAP net Income (loss)	541	242
Add back items:

Financial expenses, net	55	184
Income tax expense	15	13
Depreciation and amortization	395	372
Non-GAAP EBITDA	1,006	811

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$)

	Three months ended
	March 31,
	2020	2019

Cash flows from operating activities:

Net Income	541	242

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization	395	372
Stock-based compensation	26	31
Transaction with controlling shareholder	-	14
Revaluation of long term loans	10	(16)
Increase in deferred tax liabilities	5	-
	436	401

Decrease in operating lease right-of-use assets	(5)	(9)
Decrease (increase) in trade receivables	(132)	240
Decrease in other receivables and prepaid expenses	139	315
Decrease (increase) in inventories	221	(415)
Increase (decrease) in trade payables	(257)	846
Increase in other liabilities and accrued expenses	520	4
Increase in employee severance benefits, net	16	-
	502	981

Net cash provided by operating activities	1,479	1,624

Cash flows from investing activities:
Purchase of fixed assets	(204)	(159)
Net cash used in investing activities	(204)	(159)

Cash flows from financing activities:
Short- term bank credit, net	(438)	(1,608)
Short- term shareholder loan	-	549
Repayment of long-term loans from bank	(73)	(225)
Repayment of credit from fixed asset payables	(151)	(96)
Net cash used in financing activities	(662)	(1,380)

Effect of translation adjustments	(27)	(10)

Net increase in cash and cash equivalents	586	75

Cash and cash equivalents at beginning of the period	1,628	993

Cash and cash equivalents at period end	2,214	1,068